UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 4)

ENZON PHARMACEUTICALS, INC.

(Name of Subject Company and Filing Persons (Issuer))

Series C Non-Convertible Redeemable Preferred Stock
(Title of Class of Securities)

293904702
(CUSIP Number of Class of Securities)

Richard L. Feinstein

Chief Executive Officer, Chief Financial Officer and Secretary
Enzon Pharmaceuticals, Inc.

20 Commerce Drive, Suite 135
Cranford, New Jersey 07016
(732) 980-4500
(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies of communications to:

Todd E. Mason
Corby J. Baumann
Benjamin M. Russell
Thompson Hine LLP
300 Madison Avenue, 27th Floor

New York, New York 10017

(212) 344-5680

☐	Check the box if the filing relates solely to preliminary communications before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 4 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on January 30, 2026, and amended by Amendment No. 1 thereto, filed with the SEC on February 11, 2026, Amendment No. 2 thereto, filed with the SEC on February 27, 2026, and Amendment No. 3 thereto, filed with the SEC on March 3, 2026 (as hereby amended and supplemented and together with any other amendments and supplements thereto, this “Schedule TO”), is filed by Enzon Pharmaceuticals, Inc., a Delaware corporation (the “Company,” “us” or “we”), and relates to an exchange offer (the “Offer”) by the Company to each holder of its Series C Non-Convertible Redeemable Preferred Stock, $0.01 par value per share (the “Series C Preferred Stock”), to exchange each share of Series C Preferred Stock validly tendered and not validly withdrawn for a number of shares of the Company’s common stock, $0.01 par value per share (the “Common Stock”), equal to (i) the aggregate liquidation preference of each share of Series C Preferred Stock, divided by (ii) $7.83 after giving effect to the Reverse Stock Split (as defined in the Prospectus/Consent Solicitation/Offer to Exchange, dated January 28, 2026, filed with the SEC on January 28, 2026 and declared effective on January 30, 2026 (the “Prospectus/Consent Solicitation/Offer to Exchange”)). The Offer is made upon and subject to the terms and conditions set forth in the Prospectus/Consent Solicitation/Offer to Exchange and in the related Letter of Transmittal.

This Amendment is being filed to amend and supplement the Schedule TO. Except as amended hereby to the extent specifically provided herein, all terms of the Offer and all other disclosures set forth in the Schedule TO and the exhibits thereto remain unchanged and are hereby expressly incorporated into this Amendment by reference. Capitalized terms used and not otherwise defined in this Amendment shall have the meanings assigned to such terms in the Schedule TO and the Prospectus/Consent Solicitation/Offer to Exchange.

The Schedule TO is hereby amended and supplemented as follows:

Items 1 through 11

Items 1 through 11 of the Schedule TO are hereby amended and supplemented by the addition of the following:

The Prospectus/Consent Solicitation/Offer to Exchange, the Letter of Transmittal, the Notice of Guaranteed Delivery, and Items 1 through 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Prospectus/Consent Solicitation/Offer to Exchange, Letter of Transmittal, and Notice of Guaranteed Delivery, are hereby supplemented and amended by the following:

On March 9, 2026, Enzon announced an extension to the expiration date of the Offer until one minute after 11:59 p.m., Eastern Time, on March 11, 2026, unless the Offer is further extended.

The Offer was previously scheduled to expire one minute after 11:59 p.m., Eastern Time, on March 9, 2026. The Depositary has advised Enzon that, as of 5:00 p.m., Eastern Time, on March 6, 2026, a total of 339 shares of Series C Preferred Stock had been validly tendered and not properly withdrawn, representing less than 1% of the outstanding shares of Series C Preferred Stock (based on 40,000 shares of Series C Preferred Stock outstanding as of March 6, 2026). Holders of Series C Preferred Stock who have previously validly tendered and not withdrawn their shares do not need to re-tender their shares or take any other action in response to this extension.

All references to “11:59 p.m., Eastern Time, on March 9, 2026” in the Prospectus/Consent Solicitation/Offer to Exchange, the Letter of Transmittal, and the Notice of Guaranteed Delivery shall be deemed to refer to “11:59 p.m., Eastern Time, on March 11, 2026”.

The full text of the press release announcing the extension of the Offer is attached hereto as Exhibit (a)(1)(G) and is incorporated herein by reference.

Item 12. Exhibits

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibits thereto:

Exhibit Number	Exhibit
(a)(1)(G)	Press Release issued by Enzon Pharmaceuticals, Inc, dated March 9, 2026 (filed herewith).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

ENZON PHARMACEUTICALS, INC.

By:	/s/ Richard L. Feinstein
Name:	Richard L. Feinstein
Title:	Chief Executive Officer, Chief Financial Officer and Secretary

Dated: March 9, 2026

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